N E W S R E L E A S E

May 13, 2009

Bisha Update and First Quarter Financial Results

Nevsun Resources Ltd., (NSU-TSX/AMEX) wishes to announce its recent financial position and its quarterly results for Q1 2009 as well as provide an update on the Bisha project.  All amounts are expressed in United States dollars.

The Company’s current cash position at the end of March was $29.9 million.

For the period ended March 31, 2009 the Company has reported a loss of $1.0 million. The results compare to 2008 when, for the period ended March 31, 2008 the Company reported a loss of $2.6 million, including $1.5 million from discontinued operations.

Complete details of the Q1 2009 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

BISHA UPDATE

The Bisha Project is a World Class gold/copper/zinc deposit in Eritrea. It benefits from the continued support of the local Eritrea Government and, despite the “credit crunch”, Nevsun is in the process of arranging, with a reputable lending group, the necessary additional finance for the Bisha development. The project continues to be on budget. Wet commissioning is expected to commence in mid 2010 with the hot commissioning and ramp up to production in Q3 2010.

Bisha Mining Share Company (BMSC), the project company, had, as of March 31,  2009, spent, ordered or arranged approximately $88 million of the $250 million project cost. Funding to date has been provided by Nevsun and ENAMCO; the Eritrean National Mining Corporation. ENAMCO is a 40% owner, contributing 1/3 of the equity requirements. Finance costs will be in addition to the $250 million project costs.

1.

Completion of debt finance. The lending group for the project debt has been actively dealing with the documentation and normal legal, due diligence and documentation arrangements. While not absolutely assured until all approvals and documentation is completed, the planned debt package will be a mix of senior and subordinated debt coming from a number of development agencies and commercial banks from Europe and South Africa. The completion of debt facilities is expected in Q2 2009 and is expected to total $240 million, including a cost over-run facility of $30 million. The robust nature of the Bisha Project should result in a fairly quick payback, depending upon the price of gold. Operating costs for the gold phase is projected at approximately $200/oz. Endeavour Financial is the project finance advisor.

2.

Construction. Photographs of the progress at site can be found on the Company web site – http://www.nevsun.com/properties/photo_gallery/.  Plant site preparations are advancing close to plan.  Construction of the camp facilities is expected to be completed in early June. Orders have been placed with terms secured for a substantial portion of the project. The early order strategy was followed so as to ensure capex costs were controlled. As a result of exchange rates favorable to the project, as well as the early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of approximately $250 million, excluding cost of finance. The Company continues to build its team of personnel in Eritrea from available skills in country and from abroad.

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean government support, construction, commissioning and production schedules,  details of the planned debt package, completion date of debt facilities and payback time, operating costs and costs to project completion.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-03.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com